SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   Amendment No.3

                     Conversion Services International, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                    21254R208
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                                 (CUSIP Number)

                             Barry I. Grossman, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue
                            New York, New York 10017
                                  212-370-1300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 23, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 212 54R 208
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      1)    Name of Reporting Persons Glenn Peipert
            I.R.S. Identification Nos. of Above Persons (entities only)

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      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]

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      3)    SEC Use Only

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      4)    Source of Funds (See Instructions) PF

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      5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
            Items 2(d) or 2(e) |_|

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      6)    Citizenship Or Place Of Organization
            United States of America

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                               (7)   Sole Voting Power
                                     10,320,154

                               -------------------------------------------------

          Number of            (8)   Shared Voting Power
           Shares                    0
        Beneficially
            Owned              -------------------------------------------------
           By Each
          Reporting            (9)   Sole Dispositive Power
         Person With                 10,320,154

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

                               (10)  Shared Dispositive Power
                                     0

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      11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              10,320,154

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      12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions) |_|

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      13)     Percent of Class Represented by Amount in Row (11) Approximately
              19.2%

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      14)     Type of Reporting Person
              IN

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Item 1.  Security and Issuer

      This Amendment No. 3 to Schedule 13D is filed on behalf of Glenn Peipert relating to the disposition of shares of common stock, par value $0.001 per share (the "Shares"), of Conversion Services International, Inc., a Delaware corporation ("CSI") on August 23, 2006. The address of the principal executive offices of the Issuer is 100 Eagle Rock Avenue, East Hanover, New Jersey 07936.

Item 5. Interest in Securities of the Issuer

      Item 5 is deleted in its entirety and replaced by the following new Item
5:

      (a), (b) The Reporting Person beneficially owns 10,320,154 Shares, or 19.2% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power of all the shares of Common Stock he beneficially owns.

      (c) On August 23, 2006, the Reporting Person acquired 974,122 Shares in connection with Conversion Services International's cancellation of $613,696.87 of indebtedness owed by Conversion Services International to the reporting person. Thon conversion was made at $0.63 per share, the closing sales price of Conversion Services International's common stock on such date.

      (d) Not applicable.

      (e) Not applicable.

Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 28, 2006                                /s/ Glenn Peipert
                                                      ----------------------
                                                      Glenn Peipert